DIGITAL DIRECT IR, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

DIGITAL DIRECT IR, INC.

CONTENTS

JR Financial Services, Inc.

Joseph Rossello, CPA

125 Front Street, Rm3
Massapequa Park, NY 11762
Phone (516) 470-1545
Fax (516) 470-1547

To The Stockholders
Digital Direct IR, Inc
Carmel, New York

We have compiled the accompanying balance sheet of Digital Direct IR, Inc. at December 31, 2015 and the related statements of loss and deficit for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. .

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
November 28, 2016

BALANCE SHEET

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:	
Cash	$ 2,241
Total Current Assets	2,241
OTHER ASSETS:	
Patent Costs	108,090
	$ 110,331

See accountants' compilation report and notes to financial statements.
-2-

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2015

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accrued expenses and other current liabilities	$ 12,794
Total Current Liabilities	12,794

LONG-TERM LIABILITIES:

Loans payable – Officers	71,848
Loans payable – convertible notes	179,662
	251,510

STOCKHOLDER'S EQUITY:

Additional paid in capital	199
Common stock	230,000
Deficit	(384,172)
Total Stockholder's Equity	(153,973)
	$ 110,331

See accountants' compilation report and notes to financial statements.
-3-

DIGITAL DIRECT IR, INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES EARNED	$ -0-
OVERHEAD EXPENSE	
Research and development	12,737
GROSS PROFIT	(12,737)
OPERATING EXPENSES	
Accounting	1,500
Bank Charges	67
Insurance	5,609
Interest	13,607
Meals and Entertainment	10,884
Miscellaneous	1,358
Office Expense	2,448
Postage	274
Salaries	21,000
Security	294
Taxes and Licenses	4,258
Telephone and internet	120
Travel	549
Utilities	1,649
	63,617
NET (LOSS)	(76,354)
DEFICIT, BEGINNING OF YEAR	(307,818)

DEFICIT, END OF YEAR ($ **384,172**)

See accountants' compilation report and notes to financial statements.
-4-

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received	$ -0-
Interest income	-0-
Cash Provided By Operating Activities	-0-
Cash paid for operating activities	(12,737)
Cash paid for general and administrative costs	(101,427)
Cash Disbursed For Operating Activities	(114,164)
NET CASH (USED IN) OPERATING ACTIVITIES	(114,164)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from loans payable officers	51,691
Proceeds from notes payable	63,387
	115,078
NET CASH PROVIDED BY FINANCING ACTIVITIES	115,078
NET INCREASE IN CASH	914
CASH, BEGINNING OF YEAR	1,327
CASH, END OF YEAR	$ 2,241

See accountants' compilation report and notes to financial statements.
-5-

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

RECONCILIATION OF NET LOSS TO NET CASH
(USED IN) OPERATING ACTIVITIES:

NET LOSS	**($ 76,354)**

ADJUSTMENTS TO RECONCILE NET LOSS TO
NET CASH (USED IN) OPERATING ACTIVITIES:

Changes in assets (increase) decrease:	
Patent Costs	**(46,926)**
Changes in liabilities increase (decrease):	
Accrued expenses	**9,116**
Total Adjustments	**(37,810)**
NET CASH (USED IN) OPERATING	
ACTIVITIES	**($ 114,164)**

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 - **Summary of Significant Accounting Policies**

Business Activity

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

Revenue and Cost Recognition

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues be recorded when incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates.

Actual results could differ from those estimates.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Income Taxes

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 - **Summary of Significant Accounting Policies Cont'd.**

Absence of Operating History.

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

Ability to Obtain and Protect Proprietary Technology and Information.

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual

property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

Dependence on key personnel.

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

The Need for Future Capital.

In order to accomplish the company's business objective, additional financing may be required. The can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   **Summary of Significant Accounting Policies Cont'd.**

Absence of Public Market and Limited Transferability of Shares.

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State

Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

Uncertainty of Amount of Proceeds from the Sales of Units.

Units of the Company are being offered directly and the sale of the units is on a best efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

Dilution.

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   Summary of Significant Accounting Policies Cont'd.

Assumptions regarding Financial Projections.

The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 -   Patent costs.

Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 3 -   <u>Officer Loans.</u>

The Company has been advanced funds totaling $18,080. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 4 -   <u>Loans payable – convertible notes.</u>

The convertible notes mature on December 31, 2016 and are payable including interest accrued at 10% per annum. If qualified financing (Q.F.) occurs before maturity date, all principal and accrued interest shall be converted into Q.F. security at the conversion price equal to the lesser of: (a) the lowest per share purchase price paid by the Q.F. Investor's multiplied by 80% or (b) the price cap divided by the number of fully diluted share prior to the Q.F. (including any equity incentive pool that will exist after the Q.F.).

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 5 -   <u>Common Stock</u>

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of $.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of December 31, 2015, the Company has issued 100,000 shares of common stock issued and outstanding and 900,000 shares unissued.